Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Administrator of
          Financial Institutions, Inc. 401(k) Plan:

We consent to incorporation by reference in the Registration Statement on Form S-8 (File No. 333-87338) pertaining to the Financial Institutions, Inc. 401(k) Plan, of our report dated June 24, 2005 relating to the statements of net assets available for benefits of Financial Institutions, Inc. 401(k) Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended, and the schedule of assets held at the end of year as of December 31, 2004, which appear in the December 31, 2004 annual report on Form 11-K of the Financial Institutions, Inc. 401(k) Plan.

/s/ KPMG

Buffalo, New York
June 28, 2005